Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Innospec Inc.:

We consent to the incorporation by reference in the registration statements (No. 333-131687, 333-124139, 333-174050 and 333-174439) on Form S-8 of Innospec Inc. of our report dated February 17, 2016, with respect to the consolidated balance sheets of Innospec Inc. as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, accumulated other comprehensive loss, cash flows, and equity for each of the years in the three-year period ended December 31, 2015, and the effectiveness of internal control over financial reporting as of December 31, 2015, which report appears in the December 31, 2015 annual report on Form 10-K of Innospec Inc.

(signed) KPMG Audit PLC

Manchester, United Kingdom

February 17, 2015